ANNEX B

Transactions in the Shares of Common Stock of the Issuer by the Reporting Persons During the Past Sixty (60) Days

The following tables sets forth all transactions in the shares of Common Stock reported herein effected during the past sixty (60) days by the Reporting Persons. Except as noted below, all such transactions were effected by the Reporting Persons in the open market through brokers and the price per share excludes commissions. Where a price range is provided in the column titled “Price Range ($)”, the price reported in the column titled “Price Per Share ($)” is a weighted average price. These shares of Common Stock were sold or purchased in multiple transactions at prices between the price ranges indicated in the column titled “Price Range ($)”. All prices are denominated in U.S. dollars. The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the shares of Common Stock sold or purchased at each separate price.

Converium:

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
May 14, 2025	198,739	1.87	1.74 - 1.89
May 16, 2025	31,054	1.75
May 19, 2025	14,439	1.75
May 20, 2025	4,282	1.75
May 21, 2025	2,124	1.75
May 30, 2025	63,599	1.80
June 4, 2025	23,824	1.76
June 5, 2025	74,436	1.76
June 27, 2025	3,128	1.66
June 30, 2025	246,872	1.70
July 2, 2025	43,716	1.74
July 3, 2025	67,815	1.79
July 7, 2025	252,000	1.75	1.70 - 1.75